Exhibit 99.4

PRESS RELEASE

Germany: TotalEnergies and RWE join forces on green
hydrogen to decarbonize the Leuna refinery

•	30,000 tons a year of green hydrogen supplied to TotalEnergies’ Leuna refinery
•	300,000 tons a year of CO2 emissions prevented at the Leuna refinery
•	The largest green hydrogen contract with an electrolyzer in Germany

Paris, March 12, 2025 – In line with its 2030 ambition to decarbonize the hydrogen used in its European refineries, TotalEnergies has signed an agreement with the German developer RWE to supply 30,000 tons a year of green hydrogen to the German Leuna refinery for fifteen years, beginning in 2030.

The green hydrogen will be produced by a 300 MW electrolyzer, built and operated by RWE in Lingen. Green hydrogen storage will be provided locally. The green hydrogen will be delivered by a 600 km pipeline to the gates of the refinery and will prevent the site’s emission of some 300,000 tons of CO2 beginning in 2030. This is the largest quantity of green hydrogen ever contracted from an electrolyzer in Germany.

“We are looking forward to developing further our partnership with RWE, our partner in several offshore wind projects in Germany and the Netherlands. This long-term green contract for green hydrogen marks an important milestone to reducing our CO2 emissions at our Leuna refinery. It will be made possible thanks to the completion of the H2 backbone by German authorities and their efficient support to green H2 customers like our Leuna refinery,” said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

“We are proud to have secured the first long-term offtake agreement for green hydrogen of this size with TotalEnergies in Germany. Six months after the investment decision for the construction of the 300-megawatt electrolysis plant in Lingen, we have acquired an important anchor customer in TotalEnergies. This shows that hydrogen works with the right incentives for customers.” said Markus Krebber, Chief Executive Officer of RWE.

TotalEnergies and the decarbonization of its European refineries

TotalEnergies is committed to reducing the carbon footprint of producing, converting and supplying energy to its customers. One of the pathways identified by the Company is using low-carbon hydrogen to decarbonize its European refineries, a move that should help reduce its annual CO2 emissions by around three million tons by 2030. In order to fully decarbonize the hydrogen the Company uses in its European refineries, it has already contracted over 200,000 tons of various forms of green and renewable hydrogen a year for its sites at La Mède, Grandpuits and Normandy in France, in Leuna in Germany, for its northern European refineries and in Antwerp in Belgium and Zeeland in the Netherlands.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Relations Investisseurs : +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

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